Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2019 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on May 23, 2019

Guangzhou, China, May 22, 2019 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•                  Total net revenue for the first quarter of 2019 increased by 7.3% year over year to RMB21.3 billion (US$3.2 billion) from RMB19.9 billion in the prior year period.

•                  GMV1 for the first quarter of 2019 increased by 11% year over year to RMB33.8 billion from RMB30.5 billion in the prior year period.

•                  Gross profit for the first quarter of 2019 increased by 8.7% year over year to RMB4.4 billion (US$649.1 million) from RMB4.0 billion in the prior year period.

•                  Net income attributable to Vipshop’s shareholders for the first quarter of 2019 increased by 64.7% year over year to RMB872.3 million (US$130.0 million) from RMB529.7 million in the prior year period.

•                  Non-GAAP net income attributable to Vipshop’s shareholders2 for the first quarter of 2019 increased by 12.2% year over year to RMB816.3 million (US$121.6 million) from RMB727.7 million in the prior year period.

•                  The number of active customers3 for the first quarter of 2019 increased by 14% year over year to 29.7 million from 26.0 million in the prior year period.

•                  Total orders4 for the first quarter of 2019 increased by 29% year over year to 116.5 million from 90.2 million in the prior year period.

1  “Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business and the Company’s online marketplace platform during the relevant period, including through the Company’s websites and mobile apps, as well as through third-party websites and mobile apps that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

2  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) gain on disposal or revaluation of investments, (v) tax effect of gain on disposal or revaluation of investments, and (vi) share of gain in investment of limited partnership that is accounted for as an equity method investee.

3  “Active customers” is defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

4  “Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms, net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We delivered solid operational and financial results in the first quarter of 2019. During this quarter, our total active customers grew by 14% year over year, which was the result of enhanced loyalty from existing customers and accelerated growth in the number of new customers. We accomplished these solid results through our focus back on the discount retail channel and the successful execution of our merchandising strategy. Going forward, we will continue to expand our market share in the discount apparel segment, further strengthening our leading position in China.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “In the first quarter of 2019, we delivered robust financial results backed by healthy topline growth and improved year-over-year net margin. Our profitability has started to improve as a result of our emphasis on the apparel category, the shift of low-margin products to the marketplace platform, and our focus on the discount retail model. We are deeply devoted to driving improved shareholder return with sustainable growth in both top-line and bottom-line.”

First Quarter 2019 Financial Results

REVENUE

Total net revenue for the first quarter of 2019 increased by 7.3% year over year to RMB21.3 billion (US$3.2 billion) from RMB19.9 billion in the prior year period, primarily driven by the growth in the number of total active customers.

GROSS PROFIT

Gross profit for the first quarter of 2019 increased by 8.7% year over year to RMB4.4 billion (US$649.1 million) from RMB4.0 billion in the prior year period. Gross margin for the first quarter of 2019 increased to 20.4% from 20.2% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the first quarter of 2019 were RMB3.6 billion (US$535.6 million), as compared with RMB3.5 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the first quarter of 2019 decreased to 16.9% from 17.4% in the prior year period.

•                       Fulfillment expenses for the first quarter of 2019 were RMB1.8 billion (US$262.5 million), as compared with RMB1.7 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the first quarter of 2019 decreased to 8.3% from 8.7% in the prior year period.

•                       Marketing expenses for the first quarter of 2019 were RMB780.9 million (US$116.4 million), as compared with RMB645.3 million in the prior year period. As a percentage of total net revenue, marketing expenses for the first quarter of 2019 were 3.7% as compared with 3.2% in the prior year period.

•                       Technology and content expenses for the first quarter of 2019 decreased to RMB383.0 million (US$57.1 million) from RMB466.4 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the first quarter of 2019 decreased to 1.8% from 2.3% in the prior year period.

•                       General and administrative expenses for the first quarter of 2019 were RMB668.9 million (US$99.7 million), as compared with RMB613.6 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the first quarter of 2019 remained stable at 3.1% year over year.

INCOME FROM OPERATIONS

Income from operations for the first quarter of 2019 increased by 30.3% year over year to RMB863.2 million (US$128.6 million) from RMB662.7 million in the prior year period. Operating margin for the first quarter of 2019 increased to 4.0% from 3.3% in the prior year period.

Non-GAAP income from operations5for the first quarter of 2019, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 18.0% year over year to RMB1.0 billion (US$154.4 million) from RMB878.1 million in the prior year period. Non-GAAP operating income margin6 for the first quarter of 2019 increased to 4.9% from 4.4% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2019 increased by 64.7% year over year to RMB872.3 million (US$130.0 million) from RMB529.7 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2019 increased to 4.1% from 2.7% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the first quarter of 2019 increased to RMB1.27 (US$0.19) from RMB0.77 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the first quarter of 2019, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) gain on disposal or revaluation of investments, (v) tax effect of gain on disposal or revaluation of investments, and (vi) share of gain in investment of limited partnership that is accounted for as an equity method investee, increased by 12.2% year over year to RMB816.3 million (US$121.6 million) from RMB727.7 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the first quarter of 2019 increased to 3.8% from 3.7% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the first quarter of 2019 increased to RMB1.19 (US$0.18) from RMB1.05 in the prior year period.

For the quarter ended March 31, 2019, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 696,453,497.

5  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

6  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

7  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

8  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

9  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

BALANCE SHEET AND CASH FLOW

As of March 31, 2019, the Company had cash and cash equivalents and restricted cash of RMB6.3 billion (US$938.3 million) and short term investments of RMB40.3 million (US$6.0 million).

For the quarter ended March 31, 2019, net cash from operating activities was RMB692.0 million (US$103.1 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Mar 31, 2018 RMB’000	Mar 31, 2019 RMB’000	Mar 31, 2019 US$’000
Net cash from operating activities	171,245	692,005	103,112
Add: Impact from Internet financing activities[11]	(718,952)	(1,217,177)	(181,365)
Less: Capital expenditures	(816,167)	(1,111,025)	(165,548)
Free cash flow out	(1,363,874)	(1,636,197)	(243,801)

For the trailing twelve months ended

	Mar 31, 2018 RMB’000	Mar 31, 2019 RMB’000	Mar 31, 2019 US$’000
Net cash from operating activities	415,752	6,266,508	933,739
Add: Impact from Internet financing activities[11]	2,304,275	(104,832)	(15,620)
Less: Capital expenditures	(2,705,155)	(3,888,818)	(579,452)
Free cash flow in	14,872	2,272,858	338,667

Accounting Pronouncements Adopted During the Quarter Ended March 31, 2019

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” and associated ASUs related to Topic 842, which requires organizations to recognize lease assets and lease liabilities on the balance sheet for the rights and obligations created by those leases. On January 1, 2019, the Company adopted Topic 842 using the modified retrospective transition approach, under which the new standard was applied to leases existing at the date of initial adoption, and prior periods were not restated. In addition, the Company elected to apply the package of practical expedients permitted under the transition guidance which does not require reassessment of prior conclusions, lease classification and initial direct lease costs. Adoption of the new standard resulted in the recording of lease assets and liabilities of RMB451.4 million on January 1, 2019. The adoption of the new guidance did not have a material impact on the Company’s consolidated statements of income and consolidated statements of cash flows.

10  Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

11  Impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers.

Business Outlook

For the second quarter of 2019, the Company expects its total net revenue to be between RMB20.7 billion and RMB21.7 billion, representing a year-over-year growth rate of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate for March 29, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 29, 2019, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, May 23, 2019 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the first quarter 2019.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#8098653

The replay will be accessible through May 31, 2019 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#8098653

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) gain on disposal or revaluation of investments, (v) tax effect of gain on disposal or revaluation of investments, and (vi) share of gain in investment of limited partnership that is accounted for as an equity method investee. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) amortization of intangible assets, (c) gain on disposal or revaluation of investments, and (d) share of gain in investment of limited partnership that is accounted for as an equity method investee adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) amortization of intangible assets, (3) gain on disposal or revaluation of investments, and (4) share of gain in investment of limited partnership that is accounted for as an equity method investee. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	March 31,2018	March 31,2019	March 31,2019
	RMB’000	RMB’000	USD’000

Product revenues	19,367,515	20,459,633	3,048,580
Other revenues (1)	503,113	858,983	127,992
Total net revenues	19,870,628	21,318,616	3,176,572
Cost of revenues	(15,861,214)	(16,962,283)	(2,527,459)
Gross profit	4,009,414	4,356,333	649,113
Operating expenses:
Fulfillment expenses (2)	(1,733,697)	(1,761,770)	(262,512)
Marketing expenses	(645,342)	(780,920)	(116,361)
Technology and content expenses	(466,354)	(382,956)	(57,062)
General and administrative expenses (3)	(613,602)	(668,920)	(99,672)
Total operating expenses	(3,458,995)	(3,594,566)	(535,607)
Other operating income	112,273	101,404	15,110
Income from operations	662,692	863,171	128,616
Gain on disposal or revaluation of investments	0	214,085	31,900
Interest expense	(28,945)	(31,983)	(4,766)
Interest income	60,334	70,560	10,514
Foreign exchange loss	(63,738)	(41,631)	(6,203)
Income before income tax expense and share of gain of equity method investees	630,343	1,074,202	160,061
Income tax expenses (4)	(106,481)	(243,897)	(36,342)
Share of gain of equity method investees	737	46,659	6,952
Net income	524,599	876,964	130,671
Net loss (gain) attributable to noncontrolling interests	5,129	(4,682)	(698)
Net income attributable to Vipshop’s shareholders	529,728	872,282	129,973

Shares used in calculating earnings per share (5):
Weighted average number of Class A and Class B ordinary shares:
—Basic	131,605,256	133,037,380	133,037,380
—Diluted	140,490,311	139,290,699	139,290,699

Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	4.03	6.56	0.98
Net income attributable to Vipshop’s shareholders—Diluted	3.86	6.33	0.94

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.81	1.31	0.20
Net income attributable to Vipshop’s shareholders—Diluted	0.77	1.27	0.19

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB  1.01 billion and RMB 1.1 billion  in the three month periods ended March 31,2018 and  March 31,2019, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 44 million and RMB 0.6 million in the three month periods ended March 31,2018 and  March 31,2019, respectively.

(4) Income tax expenses include income tax benefits of RMB 11 million and RMB 0.2 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three month periods ended March 31,2018 and  March 31,2019, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	March 31,2018	March 31,2019	March 31,2019
	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	19,130	19,466	2,900
Marketing expenses	10,834	10,843	1,616
Technology and content expenses	54,233	52,605	7,838
General and administrative expenses	87,117	89,813	13,383
Total	171,314	172,727	25,737

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2018	March 31,2019	March 31,2019
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,540,556	5,800,322	864,275
Restricted cash	497,916	496,811	74,027
Short term investments	2,321,244	40,259	5,999
Accounts receivable, net	5,674,731	4,502,648	670,916
Amounts due from related parties	17,475	17,435	2,598
Other receivables and prepayments,net	3,594,736	2,894,170	431,245
Loan Receivables,net	310,873	362,992	54,088
Inventories	5,368,106	4,014,832	598,229
Total current assets	27,325,637	18,129,469	2,701,377
NON-CURRENT ASSETS
Property and equipment, net	8,531,483	8,674,781	1,292,583
Deposits for property and equipment	176,556	318,080	47,395
Land use rights, net	3,885,578	4,247,522	632,901
Intangible assets, net	353,108	352,172	52,475
Investment in equity method investees	667,427	726,351	108,230
Other investments	1,470,551	1,671,252	249,024
Other long-term assets	396,447	690,976	102,959
Goodwill	367,106	367,106	54,701
Deferred tax assets, net	388,770	463,582	69,076
Operating lease right-of-use assets(1)	0	580,602	86,512
Total non-current assets	16,237,026	18,092,424	2,695,856
TOTAL ASSETS	43,562,663	36,221,893	5,397,233

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,343,160	0	0
Accounts payable	11,630,172	9,540,746	1,421,615
Advance from customers	1,473,134	971,349	144,736
Accrued expenses and other current liabilities	5,512,605	4,693,534	699,358
Amounts due to related parties	323,108	398,151	59,326
Deferred income	367,512	349,595	52,091
Securitization debt	969,000	969,000	144,386
Convertible senior notes	4,327,268	0	0
Operating lease liabilities(1)	0	192,850	28,736
Total current liabilities	25,945,959	17,115,225	2,550,248
NON-CURRENT LIABILITIES
Deferred tax liability	4,960	34,245	5,103
Deferred income-non current	400,951	407,075	60,656
Operating lease liabilities(1)	0	384,059	57,227
Total non-current liabilities	405,911	825,379	122,986
TOTAL LIABILITIES	26,351,870	17,940,604	2,673,234

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 116,395,883 and 116,590,948 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	75	76	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2018 and December 31, 2019, respectively)	11	11	2
Additional paid-in capital	9,385,216	9,557,942	1,424,178
Retained earnings	7,907,396	8,779,678	1,308,213
Accumulated other comprehensive loss	(30,883)	(12,529)	(1,865)
Noncontrolling interests	(51,022)	(43,889)	(6,540)
Total shareholders’ equity	17,210,793	18,281,289	2,723,999
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	43,562,663	36,221,893	5,397,233

(1)On January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842)” and associated ASUs related to Topic 842 using the modified retrospective transition, under which the new standard was applied to leases existing at the date of initial adoption, and prior periods were not restated.

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31,2018	March 31,2019	March 31,2019
	RMB’000	RMB’000	USD’000
Income from operations	662,692	863,171	128,616
Share-based compensation expenses	171,314	172,727	25,737
Amortization of intangible assets resulting from business acquisitions	44,055	607	90
Non-GAAP income from operations	878,061	1,036,505	154,443

Net income	524,599	876,964	130,671
Share-based compensation expenses	171,314	172,727	25,737
Gain on disposal or revaluation of investments	0	(214,085)	(31,900)
Share of gain in investment of limited partnership that is accounted for as an equity method investee	0	(44,532)	(6,635)
Tax effect of gain on disposal or revaluation of investments	0	29,437	4,386
Amortization of intangible assets resulting from business acquisitions and equity method investments	44,055	607	90
Tax effect of amortization of intangible assets resulting from business acquisitions	(11,014)	(152)	(23)
Non-GAAP net income	728,954	820,966	122,326

Net income attributable to Vipshop’s shareholders	529,728	872,282	129,973
Share-based compensation expenses	171,314	172,727	25,737
Gain on disposal or revaluation of investments	0	(214,085)	(31,900)
Share of gain in investment of limited partnership that is accounted for as an equity method investee	0	(44,532)	(6,635)
Tax effect of gain on disposal or revaluation of investments	0	29,437	4,386
Amortization of intangible assets resulting from business acquisitions and equity method investments	35,573	597	89
Tax effect of amortization of intangible assets resulting from business acquisitions	(8,893)	(149)	(22)

Non-GAAP net income attributable to Vipshop’s shareholders	727,722	816,277	121,628

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	131,605,256	133,037,380	133,037,380
—Diluted	140,490,311	139,290,699	139,290,699

Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	5.53	6.14	0.91
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	5.27	5.93	0.88

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.11	1.23	0.18
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.05	1.19	0.18